

SI 07001980 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGRICAPITAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 BROADWAY, SUITE 1802
(No. and Street)

NEW YORK (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURIK B. HALABY 212-944-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM J. FECHTMANN, CPA
(Name – *if individual, state last, first, middle name*)

36 MANOR DRIVE (Address) RAMSEY (City) NJ (State) 07446 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RURIK B. HALABY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGRICAPITAL SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

JOHN R. MACKENZIE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AgriCapital Securities, Inc.

Financial Statements and
Independent Auditors' Report

December 31, 2006

AgriCapital Securities, Inc.
December 31, 2006

Contents

William J. Fechtmann
Certified Public Accountant
36 Manor Drive
Ramsey, NJ 07446

Independent Auditors Report

The Stockholder
AgriCapital Securities, Inc.
New York, New York

We have audited the statement of financial condition of AgriCapital Securities, Inc. as of December 31, 2006 and the related statements of operations; changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgriCapital Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



William J. Fechtmann
Certified Public Accountant

February 17, 2007

AgriCapital Securities, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 36,360
Securities owned at market value (Cost $98,362)	153,795
Total Assets	$190,155

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities	
Accrued Liabilities	$ 2,295
Due to Parent	45,547
Taxes Payable	680
Deferred Taxes	15,754
Total Liabilities	64,276
Commitments (Note 1)	
Stockholder's Equity	
Preferred Stock, par value $1 per share; authorized 1,000 shares; no shares issued and outstanding.	
Common Stock, par value $1 per share; authorized 1,000 shares; issued and outstanding 100 shares	100
Additional paid in capital	78,700
Retained Earnings (Deficit)	47,079
Total Stockholder's Equity	125,879
Total Liabilities & Stockholder's Equity	$190,155

The accompanying notes are an integral part of these financial statements.

AgriCapital Securities, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenue:	
Interest & Dividends	$ 267
Realized Gain (Loss) on Securities	3,296
Unrealized Appreciation (Loss) on Securities	(42,503)
Total Revenue	(38,940)
Expenses:	
Regulatory Fees and Expenses	2,904
Other Operating Expenses	4,222
Total Expenses	7,126
Net Income Before Income Taxes	(46,066)
Income Taxes	(16,782)
Net Income	$ (29,284)

The accompanying notes are an integral part of these financial statements.

AgriCapital Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	TOTAL	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance, Jan. 1, 2006	**$155,163**	**$ 100**	**$ 78,700**	**$ 76,363**
Net Profit (Loss)	**(29,284)**	---------	----------	**(29,284)**
Balance, Dec. 31, 2006	**$125,879**	**$ 100**	**$ 78,700**	**$ 47,079**

The accompanying notes are an integral part of these financial statements.

AgriCapital Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net Income	$(29,284)
(Increases) Decreases in Assets	
Unrealized (Appreciation) Depreciation	42,503
Securities Acquired	(101,184)
Securities Sold	77,184
Increases (Decreases) in Liabilities	
Accrued Liabilities	545
Due to Parent	24,691
Increases (Decreases) in Taxes Payable	(1,840)
Increases (Decreases) in Deferred Taxes	(16,900)
Total Adjustments	24,999
Net Increases (Decreases) in Cash	(4,285)
Cash, December 31, 2005	40,645
Cash, December 31, 2006	$ 36,360

The accompanying notes are an integral part of these financial statements.

AgriCapital Securities, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 – Organization and Net Capital

AgriCapital Securities, Inc. (the "Company") was incorporated in 1987 in the State of Delaware. The Company is registered as a broker-dealer in securities with the National Association of Securities Dealers ("NASD"). The purpose of the Company is to provide investment banking services to clients involved in agribusiness, primarily in the United States, that require broker/dealer registration. Such services will primarily include the private issuance of securities.

As a registered broker-dealer and a member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require an NASD member to reduce its business or prohibit an NASD member from expanding its business or making distributions as its net capital approaches certain levels.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company's net capital exceeded the statutory requirement by $73,069.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

Assets, liabilities, income and expenses are reflected on the accrual basis for financial reporting and on the cash basis for income tax filing purposes.

Note 2 – Summary of Significant Accounting Policies (cont.)

Securities

Securities owned are stated at market value and estimated value, with unrealized gains and losses reflected in income.

Income Taxes

The company files federal and state tax returns. Deferred taxes are provided on unrealized gains reflected in income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Securities Owned

The Company purchased 100 shares each of Class A (currently 100 shares) and Class C (currently 300 shares) stock in the Federal Agricultural Mortgage Corporation (Farmer MAC) on January 21, 1989 at a cost of $2,000 (Market Value 12/31/06 $10,025). The investment in Farmer MAC allows the company to be eligible to originate qualified agricultural loans to be pooled and sold to investors in secondary securities markets.

During the year 2000, the Company acquired 3,000 shares and 1,500 warrants of NASD stock for $60,265. During 2006 the Company excised the warrants with a payment of $24,000 and currently owns 4,500 shares of NASD Stock. The NASD shares are carried at Market Value (Market Value 12/31/06 $138,555).

During 2005, the Company acquired 80,645 shares of eMerge Interactive, Inc. (currently 5,376 shares) restricted and unregistered common stock for $12,097 in lieu of a retainer fee (Market Value 12/31/06 $5,215).

Note 4 – Capital Stock/Related Party Transactions

The Company has issued 100 shares of $1 par value common stock to AgriCapital Corporation for investment of $20,000. AgriCapital, the parent company, owns all of the outstanding stock of the company. The Company utilizes the premises of its parent corporation on a rent-free basis.

During 2006 the Company acquired 2,010 shares of NASD Stock for $77,184 and later sold the shares at Market Value for $80,480 to its parent company.

Note 5 – Income Tax Expenses

The Company is subject to federal, state and local income tax. The provision for tax expense is as follows:

Currently Payable	
Federal	$ 0
State & Local	118
Deferred Tax Payable	
Federal	(10,197)
State & Local	(6,703)
Total Income Tax Expense	$(16,782)

The recovery of deferred tax payable results from the unrealized loss on securities.

AgriCapital Securities, Inc.
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1
December 31, 2006

NET CAPITAL

Credits:	
Stockholder's Equity	$125,879
Non-allowable Assets	7,101
Net Capital Before Haircuts	118,778
Haircuts on Investments	40,709
Net Capital	78,069
Statutory Minimum Net Capital	5,000
Excess Capital	$ 73,069

COMPUTATION OF MINIMUM NET CAPITAL

Aggregate Indebtedness	$ 64,276
Multiply aggregate indebtedness by one-fifteenth	$ 4,285
Statutory Minimum	$ 5,000
Greater of the Statutory Minimum or one-fifteenth Of Aggregate Indebtedness	$ 5,000
Ratio of Aggregate Indebtedness to Net Capital	82.3%

AgriCapital Securities, Inc.
Other Information
December 31, 2006

1. Computation for determination of reserve requirements under Rule 15c3-3 of the SEC.

   The Company is exempt from SEC Rule 15c3-3, (k) (2) (I) due to the fact that it holds no customer accounts. The Company limits its securities business to the private placement of corporate debt and equity securities and rendering corporate financial advice.

2. Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

3. Reconciliation pursuant to SEC Rule 17a-5(d) (4).

   Net Capital reported on the Company's unaudited form X-17A-5 filing: $ 78,069

   Net Capital $ 78,069

   There were no material differences between the net capital on the Company's unaudited form X-17A-5 filing as amended and the net capital computed on the preceding page.

William J. Fechtmann
Certified Public Accountant
36 Manor Drive
Ramsey, NJ 07446

Independent Auditors' Report on Internal Accounting Control
Required By SEC Rule 17a-5

The Stockholder
AgriCapital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of AgriCapital Securities, Inc., (the "Company") for the year ending December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in

the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices an procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



William J. Fechtmann

February 17, 2007

END